Exhibit 12

Bedford Property Investors, Inc.

Computation of Ratio of Earnings to Fixed Charges and Limited Partner Distributions

(in thousands, except ratios)

	Year Ended December 31,

	2002	2001	2000	1999	1998

Net income	$36,003	$34,950	$68,307	$38,659	$29,695

Fixed charges – interest and amortization of loan fees:
Continuing operations	20,555	21,470	23,554	18,043	10,527
Discontinued operations	406	1,068	1,211	896	637

Fixed charges – interest capitalized	633	1,303	1,964	2,148	2,177

Total fixed charges	21,594	23,841	26,729	21,087	13,341

Limited partner distributions	-	142	136	128	117

Total fixed charges, including limited partner distributions	21,594	23,983	26,865	21,215	13,458

Net income including fixed charges and limited partner distributions	$57,597	$58,933	$95,172	$59,874	$43,153

Ratio of earnings to fixed charges, including limited partner distributions	2.67	2.46	3.54	2.82	3.21

Ratio of earnings to fixed charges, excluding limited partner distributions	2.67	2.47	3.56	2.84	3.23